

December 30, 2005

Via Facsimile and U.S. Mail

Alan B. Kalin
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303

> **Re:** **Monolithic System Technology, Inc.**
> **Schedule TO filed December 16, 2005**
> **File No. 5-78033**

Dear Mr. Kalin:

We have reviewed the above-referenced filing and have the following comments.

General

Determination of Validity, page 15

1. We note your statement on page 15 that your determinations will be "final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. The judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

2. Refer to your statement reserving the right to "waive any or all of the conditions of the Offer for all Eligible Participants." Please revise to clarify that if you waive a condition, you must waive it for all holders.

3. The statement that "no one will be liable for failing to give notice of any defects or irregularities" appears to be an inappropriate limitation on liability. Please revise to clarify what is meant by "liable."

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, due to the omission of financial statements, we believe a supplement needs to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions